Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

MILLING BENSON WOODWARD L.L.P. Attorneys at Law	Stephanie B. Laborde A Professional Law Corporation (225) 291-7300 Toll Free: (888) 611-6405 slaborde@millinglaw.com

February 28, 2005

Mr. Lawrence C. St. Blanc

Secretary

Louisiana Public Service Commission

602 North Fifth Street

Galvez Building, 12th Floor

Baton Rouge, LA  70821

Re:          Request of SBC Communications Inc. and AT&T Corp. for Commission Approval and/or Non-Opposition to Change of Control

Dear Mr. St. Blanc:

Enclosed please find a Request for Approval and/or Non-Opposition to Change of Control filed on behalf of SBC Communications, Inc. and AT&T Corporation.  Please feel free to call me at the number listed above, or Paul West (382-3636) or Juliann Keenan (382-3608) if you have any questions or concerns, if you need additional information, or if you would like to discuss this matter further.

Thank you in advance for your favorable consideration of this request.

Sincerely,

SBC COMMUNICATIONS INC.	FOR AT&T CORP.

/s/ Stephanie B. Laborde	/s/ Paul Slocomb West
Stephanie B. Laborde	Paul Slocomb West
Juliann L. Keenan
McGlinchey Stafford, PLLC
Fourteenth Floor
One American Place
Baton Rouge, Louisiana 70825

Baton Rouge •214 Third Street, Suite 2B • Baton Rouge,Louisiana 70801-1304 • (225)291-7300 • Fax (225)291-4524

New Orleans • 909 Poydras Street, Suite 2300 • New Orleans, Louisiana 70112 • (504)569-7000 • Fax (504)569-7001

Lafayette • 101 LaRue France, Suite 200 • Lafayette, Louisiana 70508 • (337)232-3929 • Fax (337)233-4957

28 February 2005

Mr. Lawrence C. St. Blanc

Secretary

Louisiana Public Service Commission

602 North Fifth Street

Galvez Building, 12th Floor

Baton Rouge, LA  70821

RE:         Request of SBC Communications Inc. and AT&T Corp. for Commission Approval and/or Non-Opposition to Change of Control

Dear Mr. St. Blanc:

On behalf of SBC Communications Inc. (“SBC”) and AT&T Corp. (“AT&T”),(1) we hereby request that the Louisiana Public Service Commission (“the Commission”) issue a letter of approval and/or non-opposition to the extent required by law(2) with respect to the change in control of the certificated entities resulting from the merger of SBC and AT&T described below.  Both SBC and AT&T are holding companies that do not themselves provide telecommunications services in Louisiana.  Both SBC and AT&T own subsidiaries authorized to provide telecommunications services in Louisiana.(3)

(1) Please see the investor disclosure statement attached as Exhibit A to this letter.

(2) SBC and AT&T submit this request pursuant to the Commission’s General Order of March 18, 1994, In re: Commission Approval Required of Sales, Leases, Mergers, Consolidations, Stock Transfers, and All Other Changes of Ownership or Control of Public Utilities Subject to Commission Jurisdiction (hereinafter “the Order”).  By filing this request, the parties do not submit to any jurisdiction that is inconsistent with the Order or any other Louisiana or federal laws.  Under the transaction, the AT&T subsidiaries operating in Louisiana are neither selling any part of their franchises, merging or consolidating their works or operations, nor transferring control or ownership.  Those entities will continue to operate as they do today following the completion of the merger.

(3) SBC is a Delaware corporation with its principal place of business in Texas.  SBC is a holding company and does not directly provide any services in Louisiana or elsewhere.  It is the holding company parent of SBC Long Distance, Inc. (“SBC Long Distance”), a Delaware corporation headquartered at 5850 W. Las Positas Blvd., Pleasanton, CA 94588, that is authorized to provide resold interexchange services with operator services and resold and facilities-based competitive local exchange service in Louisiana pursuant to Certificates of Public Convenience and Necessity Nos. TSP00156 and TSP00156-C issued on January 27, 1998 and April 19, 2004, respectively.  (On January 13, 2005, Southwestern Bell Communications Services, Inc. filed a petition to change its name to SBC Long Distance, Inc. in Docket No. 28351; that proceeding is pending).  SNET America, Inc. d/b/a SBC Long Distance East (“SBC Long Distance East”), which is authorized to provide resold interexchange services pursuant to Certificate of Public Convenience and Necessity No. TSP00527 issued on April 1, 2004, is a Connecticut corporation headquartered at 310 Orange Street, New Haven, CT 06510.  SBC Long Distance East is a wholly owned subsidiary of Southern New England Telecommunications Corporation, which is a wholly owned subsidiary of SBC.

AT&T is a New York corporation with its principal place of business in New Jersey.  It is the holding company parent of:  (1) AT&T Communications of the South Central States, LLC (“AT&T-South Central”), a Delaware corporation headquartered at One AT&T Way, Bedminster, NJ 07921 that is authorized to provide competitive local exchange and interexchange services in Louisiana pursuant to Certificate of Public Convenience and Necessity No. TSP00040-A issued on June 19, 2002; and (2) TC Systems, Inc. (“TC Systems”), a Delaware corporation headquartered at One AT&T Way, Bedminster, NJ 07921 that is a wholly owned subsidiary of Teleport Communications Group, Inc., which is, in turn, a wholly owned subsidiary of AT&T, is authorized to provide competitive local exchange and intrastate interexchange services in Louisiana pursuant to Certificate of Public Convenience and Necessity No. TSP00540 issued on July 22, 2004; and (3) any other entities certificated by this Commission, if any, that are under the direct or indirect control of AT&T.

On January 31, 2005, SBC and AT&T announced an agreement by which SBC would acquire AT&T.  AT&T will become a first-tier subsidiary of SBC.  Shareholders of AT&T will receive consideration comprised of 0.77942 shares of SBC common stock and a special dividend of $1.30 per share of AT&T stock.  After the merger, the SBC and AT&T subsidiaries currently certificated by this Commission will continue to provide services to Louisiana customers in accordance with existing tariffs.  Thus, the merger will be transparent and seamless for the customers of the operating subsidiaries of SBC and AT&T.  The transaction will neither result in a change to the ownership of any SBC or AT&T subsidiaries that are certificated by and subject to the Commission’s regulatory authority, nor will it impede the Commission’s regulatory authority over those subsidiaries.  No transfer of assets or certificates of service authority will occur as part of this transaction.

The merger will benefit the public interest:  it will permit SBC’s and AT&T’s operating subsidiaries in Louisiana to continue to provide adequate services at just and reasonable rates.  It will also enhance the abilities of those operating subsidiaries to offer a broad array of telecommunications services by bringing together two telecommunications companies with complementary strengths and by capitalizing on the synergies stemming from the companies’ shared values of customer service, innovation, and reliability.  SBC and AT&T respectfully request that the Commission issue a letter of approval and/or non-opposition because the merger will not result in any material adverse effect with respect to any of the eighteen factors set forth in the Commission’s Order.

1.             The merger is in the public interest.  Together, SBC and AT&T will be a stronger, more effective, more responsive, and more innovative company, and thus better able to meet the needs and demands of Louisiana customers – enterprise, small and medium-sized business, government, and mass market.  The companies, through their common history, have provided telecommunications services for over 125 years and share a legacy of innovation, integrity, and reliability.  SBC brings financial strength, a focus on consumers and small business, local and regional service areas, and voice, DSL, and wireline service.  AT&T contributes its global systems capabilities, government and business customers, a solid portfolio of data and Internet Protocol (“IP”) services, hosting, security and professional services, technology leadership through AT&T Labs, and skilled networking capabilities.  Together, the combined company will boast robust, high-quality network assets, both in the United States and around the world, and complementary expertise and capabilities.  It will have the resources and skills to innovate and more quickly deliver to customers the next generation of advanced, integrated IP-wireline and wireless communications services.

2.             SBC is ready, willing, and able to continue providing safe, reliable, and adequate service to the ratepayers of AT&T-South Central, TC Systems, and any other entities certificated by this Commission that are under the direct or indirect control of AT&T, as well as continuing to provide such service to its current SBC Long Distance customers.  The combination of SBC and AT&T will be nearly transparent to these customers, as the merger will not change the day-to-day operations in a manner that will alter the existing high-quality, dependable service.

3.             The merger will materially improve the financial condition of AT&T, which in turn will enhance the financial condition of AT&T’s subsidiaries operating in the State of Louisiana.  The merger will create an organization that will enjoy enhanced financial health and vigor.  Recent years have proven difficult for the telecommunications industry, and reduced revenues and diminished market capitalizations are expected in the future.  The synergies created by this merger will strengthen the combined organization through reduced costs, increased productivity, and augmented revenues.

4.             The merger will improve the quality of service offered to SBC’s and AT&T’s customers in Louisiana because the combined organization will be able to offer new technologies to the consumer and corporate markets more rapidly, to provide businesses with customized, sophisticated, and integrated national and global telecommunications systems, and to create network efficiencies.

5.             The merger will result in both net short-term and long-term benefits to customers, because the combined organization will be able to compete for and serve customers better than either company on its own.

6.             The merger will improve competition in Louisiana because the combination of the financial resources, managerial skills, and experience of two competitive telecommunications providers will permit the combined organization to compete more vigorously and effectively across a wide range of services.  The combined organization will be better positioned than either SBC or AT&T standing alone to compete vigorously and effectively with existing providers of telecommunications services to medium and large businesses – IXCs, systems integrators, equipment vendors and resellers, network providers, foreign entrants, CLECs, wireless providers, cable companies, and incumbent LECs – across the full range of current and emerging products.

7.             The merger will improve the quality of the management of AT&T-South Central, TC Systems, and any other entities certificated by this Commission that are under the direct or indirect control of AT&T, because the combined expertise and best practices of SBC and AT&T will filter through the entire organization and enhance operations, customer service, and customer satisfaction.

8.             The merged enterprise will treat employees in the state of Louisiana – to extent they are affected – fairly, reasonably, and consistent with its legal obligations.

9.             The merger will be fair and reasonable to the affected shareholders in Louisiana.  The only shareholders of the public utilities operating in Louisiana are the SBC and AT&T holding companies.  The merger will, however, also benefit those Louisiana citizens who own shares of either the SBC or AT&T holding companies submitting this request.

10.           The merger will be beneficial on an overall basis to the economy of Louisiana, and to the economies of the communities in Louisiana in which the subsidiaries of SBC and AT&T provide service.

11.           The merger will in no way impair, compromise, or in any material fashion alter this Commission’s jurisdiction or ability to effectively regulate and audit those companies currently operating under the authority of the Commission.

12.           No conditions are necessary to prevent adverse consequences that may result from the transaction.

13.           SBC, AT&T, and their respective affiliates and subsidiaries have a history of compliance with the orders of this Commission and with the regulatory bodies of other jurisdictions.

14.           The merged entities will have the financial ability to operate, maintain, and upgrade, as required, the physical systems and operations of those entities currently operating in Louisiana.

15.           No repairs and/or improvements are required to implement the merger.

16.           The merger will have no impact upon the ability of those SBC and AT&T entities currently operating in Louisiana to obtain and maintain all necessary health, safety, and other permits.

17.           The financing of the merger will not adversely impact any Louisiana customers, as the merger will be financed entirely by the exchange of SBC stock for the stock of AT&T, which will not entail the encumbrance of any assets owned or controlled by the operating subsidiaries in Louisiana.

18.           No conditions should be attached in connection with the merger.

On behalf of SBC and AT&T, we further request that notice of this request be published in the next edition of the Commission’s Bulletin, and interested parties be given fifteen (15) days to file any notice of intervention and/or protest.

In conclusion, SBC and AT&T request that the Commission issue a letter of approval and/or non-opposition with respect to the change in control resulting from the merger of SBC and AT&T described above.  If the Commission has any questions concerning the merger or this request, we ask that it please contact the undersigned.

Respectfully submitted,

SBC COMMUNICATIONS INC.	FOR AT&T CORP.

/s/ Stephanie B. Laborde	/s/ Paul Slocomb West
Stephanie B. Laborde	Paul Slocomb West
Milling Benson Woodward, LLP	Juliann L. Keenan
214 Third Street, Suite 2B	McGlinchey Stafford, PLLC
Baton Rouge, Louisiana 70801-1304	Fourteenth Floor
(225) 291-7300 (Telephone)	One American Place
slaborde@millinglaw.com	Baton Rouge, Louisiana 70825
(225) 382-3636 (West Telephone)
Wayne Watts	(225) 382-3608 (Keenan Telephone)
Paul K. Mancini	pwest@mcglinchey.com
Martin E. Grambow	jkeenan@mcglinchey.com
Randall Johnson
SBC Communications Inc.	Sylvia E. Anderson
175 East Houston	David M. Eppsteiner
San Antonio, Texas 78205-2233	AT&T Corp.
(214) 464-3620 (Telephone)	1230 Peachtree Street, N.E., Suite 400
dj4905@sbc.com	Atlanta, GA 30309
(404) 810-8070 (Anderson Telephone)
(404) 810-4945 (Eppsteiner Telephone)
andersonse@att.com
eppsteiner@att.com

Geoffrey M. Klineberg
Kellogg, Huber, Hansen, Todd,
Evans & Figel, PLLC
1615 M Street, N.W., Suite 400
Washington, D.C. 20036
(202) 326-7928 (Telephone)
(202) 326-7999 (Facsimile)
gklineberg@khhte.com

Attachment

EXHIBIT A

In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov). These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directinga request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.’s directors and executive officers is available in AT&T Corp.’s proxy statement for its 2004 annual meeting ofshareholders, dated March 25, 2004. Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

Cautionary Language Concerning Forward-Looking Statements

Certain matters discussed in this statement, including the appendices attached, are forward-looking statements that involve risks and uncertainties. Forward-looking statements include, without limitation, the information concerning possible or assumed future revenues and results of operations of SBC and AT&T, projected benefits of the proposed SBC/AT&T merger and possible or assumed developments in the telecommunications industry. Readers are cautioned that the following important factors, in addition to those discussed in this statement and elsewhere in the proxy statement/prospectus to be filed by SBC with the Securities and Exchange Commission, and in the documents incorporated by reference in such proxy statement/prospectus, could affect the future results of SBC and AT&T or the prospects for the merger: (1) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (2) the failure of AT&T shareholders to approve the merger; (3) the risks that the businesses of SBC and AT&T will not beintegrated successfully; (4) the risks that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; (5) disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; (6) competition and its effect on pricing, costs, spending, third-party relationships and revenues; (7) the risk that Cingular LLC could fail to achieve, in the amount and within the timeframe expected, the synergies and other benefits expected from its acquisition of AT&T Wireless; (8) final outcomes of various state and federal regulatory proceedings and changes in existing state, federal or foreign laws and regulations and/or enactment of additional regulatory laws and regulations; (9) risks inherent in international operations, including exposure to fluctuations in foreign currency exchange rates and political risk; (10) the impact of new technologies; (11) changes in general economic and market conditions; and (12) changes in the regulatory environment in which SBC and AT&T operate.

The cites to webpages in this document are for information only and are not intended to be active links or to incorporate herein any information on the websites, except the specific information for which the webpages have been cited.